

December 5, 2014

Via E-mail
Mr. Hakan Orvell
Chief Financial Officer
Performant Financial Corporation
333 North Canyons Parkway
Livermore, CA 94551

>   **Re: Performant Financial Corporation**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed March 14, 2014**
>   **Form 10-Q for the Quarter Ended September 30, 2014**
>   **Filed November 10, 2014**
>   **File No. 001-35628**

Dear Mr. Orvell:

　　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　　After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2014

(c) Net Payable to client, page 6

1.　　Please tell us why the gross amount payable to client (before netting) significantly increased from $5.9 million at December 31, 2013 to $14.2 million at September 30, 2014 despite the winding down of your contract. In netting outstanding accounts receivables against payables for overturned audits, tell us how you met the conditions for the right of setoff. Refer to ASC 210-20-45.

<u>Healthcare, page 13</u>.

2.   We note that as of December 31, 2013, your "Estimated Liability for Appeals" was $15.3 million, which could increase by $4.5 million as a result of potentially successful appeals. At September 30, 2014, this liability increased to $17.2 million, and could further increase by $5.4 million. Please tell us why this liability continues to increase during the final phase of your contract and why such increase was not recognized prior to the final phase of your contract.

3.   We note your disclosure that you outsourced certain aspects of your RAC contract to one subcontractor who was engaged to provide the entire audit and recovery services for claims within a portion of your region. Please tell us how you concluded that you are the principal in that arrangement.

4.   It appears that an injunction bars award of the three of the five new RAC contracts pending an appeal. Clarify your disclosure to state if you are an appellant, and additionally, whether you were (not) awarded one of the other two new RAC contracts not under appeal.

<u>Results of Operations (Revenues)</u>
<u>Three Months Ended September 30, 2014… page 18</u>
<u>Nine Months Ended September 30, 2014 … page 19</u>

5.   You attribute most of the decline in student lending revenues to new documentation requirements for income based repayment programs. However, you did not explain why your placement volume or dollar volume of defaulted student loans significantly decreased year-over-year per schedules presented on page 14. Please tell us and disclose the reasons for the underlying trends and whether you expect them to continue. Expand your disclosure to assess what these trends, coupled with your loss of the RAC contracts, portend for the remainder of 2014 and the upcoming year.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-Mail
Lisa Im
Performant Financial Corporation

David E. Lillevand
Blair W. White
Pillsbury Winthrop Shaw Pittman LLP